Exhibit 12.1

CNA FINANCIAL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges excluding preferred dividends for each of the periods indicated.

	6 months
	ended
	Jun 30	Years Ended December 31
(In millions, except ratio amounts)	2017	2016	2015	2014	2013	2012

Income (loss) from continuing operations before income tax and noncontrolling interest	$713	1,137	549	1,207	1,276	859
Less:
Income (loss) from equity investees	106	155	92	263	451	251
Add:
Fixed charges	88	179	170	202	184	191
Distributions from equity investees	148	393	287	357	128	162
Income as adjusted	$843	1,554	914	1,503	1,137	961
Fixed charges:
Interest	$77	159	155	183	166	170
Portion of rents representative of the interest factor	11	20	15	18	15	17
Interest credited to policyholders	—	0	0	1	3	4
Fixed charges	$88	179	170	202	184	191

Ratio of earnings to fixed charges	9.6	8.7	5.4	7.4	6.2	5.0